EXHIBIT 99.2

FRENCH PRESS RELEASE


                 Saint-Gobain lance une OPA amicale sur Chemfab

Les Conseils d'administration de Chemfab (NYSE: CFA) et de Norton, filiale americaine de la Compagnie de Saint- Gobain, annoncent la conclusion d'un accord aux termes duquel une filiale de Norton proposera aux actionnaires, par la voie d'une O.P.A. qui sera lancee le 2 aout, d'acquerir la totalite des actions de Chemfab au prix de 18,25 $ par action. Ce prix represente une prime de 42% sur le prix moyen de l'action au cours des six derniers mois. La valeur de la transaction est d'environ 136 millions de dollars, auxquels s'ajoutent un montant d'environ 5 M$ destine a l'annulation des stock options et une dette financiere nette estimee a 30 M$. Tous les administrateurs de Chemfab, notamment M. John Verbicky, President Directeur General, ont accepte d'apporter a cette offre la totalite de leurs titres.

Le Conseil d'administration de Chemfab a unanimement recommande a ses actionnaires d'accepter l'offre. L'O.P.A. devrait etre close le 30 aout 2000, sauf prolongation. L'operation est soumise a l'approbation des autorites de concurrence competentes.

Chemfab est une societe internationale presente dans neuf pays (aux USA, en Europe, Asie et Amerique Latine), dont le chiffre d'affaires s'eleve a 125 millions de dollars pour l'exercice clos le 30 juin 2000. Chemfab est un leader dans la conception, la fabrication et la commercialisation de produits a base de polymeres techniques utilises dans des environnements particulierement exigeants. La societe fabrique des films, des tissus de verre enduits et des bandes adhesives a base de fluoropolymeres -renforces ou non de fibres de verre-, de fluoroelastomeres et d'elastomeres silicone. Ces produits trouvent des applications variees dans l'agro-alimentaire, l'architecture, l'electricite, l'environnement, l'aeronautique.

Chemfab sera integree dans Saint-Gobain Performance Plastics, groupe constitue l'an dernier a la suite de l'acquisition de Furon et de sa fusion avec Norton Performance Plastics. Saint-Gobain Performance Plastics, leader des plastiques hautes performances, sert une large gamme d'industries parmi lesquelles le transport, l'electronique, l'agro-alimentaire, l'electricite, l'outillage medical et la pharmacie. La societe transforme des polymeres et des elastomeres hautes performances en mousses flexibles, paliers, tubes et systemes pour fluides, films et bandes adhesives.

Les deux societes sont extremement complementaires au plan technique, industriel et commercial. Sur une base pro forma 2000, les activites fusionnees de Saint-Gobain Performance Plastics et Chemfab representeront un chiffre d'affaires de plus de 850 millions de dollars, avec 5 400 employes repartis dans 15 pays.

L'acquisition de Chemfab permettra des synergies industrielles immediates. Elle aura un impact positif sur le resultat net par action de Saint-Gobain des 2001.

Le 26 juillet 2000.

                  Service des Relations avec les Actionnaires

Tel.: Florence TRIOU-TEIXEIRA     01 47 62 45 19 - mailto: florence.triou@saint-gobain.com
Tel.: Lounis BEKKAT               01 47 62 32 36 - mailto: lounis.bekkat@saint-gobain.com
                                  Fax: 01 47 62 50 62



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                             [English Translation]

           Saint-Gobain to launch a friendly tender offer for Chemfab

The Boards of Directors of Chemfab Corporation (NYSE: CFA) and Norton Company, a U.S.-based subsidiary of Compagnie de Saint-Gobain, jointly announced the signing of a definitive agreement under which a subsidiary of Norton Company will begin a tender offer on August 2, 2000 to purchase all of the outstanding shares of Chemfab at $ 18.25 per share, net to the seller in cash (excluding any tax effect). This price represents a 42 % premium over the last six months' average trading price. The value of the transaction is approximately $136 million to purchase Chemfab's shares and approximately $5 million to extinguish outstanding options, plus the assumption of approximately $30 million in net financial debt. Each of the Directors of Chemfab, including Mr. John Verbicky, President and Chief Executive Officer, has agreed to tender all of his shares of Chemfab common stock to Saint- Gobain in the tender offer.

The Board of Directors of Chemfab has unanimously agreed to recommend that its shareholders accept the offer and tender their shares. The tender offer is scheduled to close on August 30, 2000, but may be extended by Saint-Gobain subject to certain conditions. The transaction is subject to approval by the relevant anti-trust authorities.

Chemfab has a worldwide presence with locations in nine countries (USA, Europe, Asia, South America) and sales of $125 million for the fiscal year ended June 30, 2000. Chemfab is a leader in the design, manufacture and marketing of polymer-based engineered products for use in specialized and severe service environments. The company's products are films, coated glass fabrics and adhesive tapes, which are based on glass fiber-reinforced and non-reinforced fluoropolymers, fluoroelastomers and silicone elastomers. These are sold into food processing, architectural, electrical, environmental, aerospace and other industrial businesses.

Chemfab will be integrated into Saint-Gobain Performance Plastics, which was formed last year following the acquisition of Furon Company and its integration with Norton Performance Plastics Corp. Saint-Gobain Performance Plastics, a leader in the high performance plastics business, serves a broad range of industries including transportation, electronics, food processing, electrical, medical device, and pharmaceutical. It processes high- performance polymers and elastomers into flexible foams, bearings, flexible tubing and fluid handling systems, films and pressure sensitive tapes.

Both companies have a great fit from a technical, industrial and commercial point of view. On a pro forma basis for calendar year 2000, Saint-Gobain Performance Plastics' and Chemfab's combined businesses should have sales of more than $ 850 million and 5, 400 employees in 15 countries.

Chemfab's acquisition will allow immediate industrial synergies that will strengthen the combined companies. It will be earnings enhancing for Saint-Gobain Group as early as 2001.

July 26th, 2000.

                         Investor Relations Department

Tel.: Florence TRIOU-TEIXEIRA     +33 1 47 62 45 19 - mailto: florence.triou@saint-gobain.com
Tel.: Lounis BEKKAT               +33 1 47 62 32 36 - mailto: lounis.bekkat@saint-gobain.com
                                  Fax: +33 1 47 62 50 62